SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS AWARDED A SECOND CONTRACT WITH A LEADING GLOBAL INSURANCE COMPANY FOR ITS REINSURANCE SOLUTION, SAPIENS INSIGHT™ FOR REINSURANCE

Research Triangle Park, N.C. – December 14, 2005 – Sapiens International Corporation N.V (NADAQ and TASE: SPNS) today announced that one of the world’s leading insurance companies, has selected Sapiens to implement its reinsurance administration software, Sapiens INSIGHT™ for Reinsurance. This follows the company recently awarding Sapiens a contract to implement a global Claims management solution using the Sapiens INSIGHT™ solution and eMerge technology suite of products.

Sapiens INSIGHT™ for Reinsurance will be implemented to manage the insurance company’s reinsurance business portfolio (Marine, Property and Casualty and Aviation) internationally, rolling out to all its branches.

The insurance company’s Chief Information Officer commented: “after evaluating several reinsurance administration platforms available on the market we decided to go with the Sapiens solution. We found that the Sapiens solution was uniquely able to handle our entire business portfolio on a global basis, greatly improving our ability to manage our business in a more effective (consolidated risk exposure and liabilities) and profitable way. Following our earlier decision to use Sapiens to deliver the global Claims solution for the company, I congratulate Sapiens on winning this latest contract which demonstrates that they have a highly credible portfolio of reliable and functionality rich insurance solutions.”

Roni Al-Dor, President and CEO of Sapiens International, added: “I am very proud to have extended our partnership with one of the world's largest insurance companies, this time with our Reinsurance system, offering clear business benefits. This contract is particularly significant, since it represents another global contract for our INSIGHT™ insurance solutions.”

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About Sapiens INSIGHT™ for Reinsurance

Sapiens INSIGHT™ for Reinsurance supports carriers and reinsurers in the management of ceded and assumed reinsurance including proportional and non-proportional treaties, facultative contracts, and finite risk agreements.  Leveraging Sapiens’ pioneering eMerge™ Business Rules Technology, Sapiens INSIGHT™ for Reinsurance is based on ACORD standards and XML technology; it supports both multi-currency and multi-lingual processing, and accommodates multi-company corporate structures.  This state-of-the-art, web-enabled solution streamlines and reduces the cost of handling reinsurance business functions through automation and integration of business rules.  In addition, the solution allows business users to dynamically alter the behavior of the system in response to market changes, corporate and stakeholder needs.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information about Sapiens, please visit http://www.sapiens.com.

For additional information:

Kali Bagary

Managing Director, Sapiens UK

Tel: +44 1895 464275

Email: kali.b@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  December 27, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary